FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, April 30, 2009

FIRST QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had a net loss of $60.4 million in the first quarter of 2009 ($3.55 per share and per diluted share) compared to net earnings of $631.8 million in the first quarter of 2008 ($34.72 per share, $33.78 per diluted share). The company’s insurance and reinsurance operations generated increased underwriting profit and interest and dividend income in the first quarter of 2009 compared to the first quarter of 2008.  The year-over-year decline in earnings primarily arose due to the significant net investment gains ($1,072.5 million) earned in the first quarter of 2008 compared to net losses on investments in the first quarter of 2009 (net losses of $153.0 million, principally due to the inclusion of $213.0 million of other than temporary impairments recorded on certain common stock and bond investments).

“We are pleased that, in a difficult environment, we have maintained our disciplined underwriting standards, and our insurance and reinsurance operations have produced a consolidated combined ratio of 98.7% in the first quarter,” said Prem Watsa, Chairman and Chief Executive Officer.  “As to our investments, our increased focus on high quality common stocks reflects our view that these should provide excellent returns over the long term, though the volatility of the markets may result in lumpy quarters and even years. Principally as a result of the lower market value of our investments at March 31, our book value declined by $23 per share during the first quarter.  Yet if our investments were valued as of the end of last week (at April 24), then our book value, based on that factor alone, would have increased since March 31 in excess of $30 per share.”

Highlights in the first quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations in the first quarter of 2009 was 98.7% on a consolidated basis, and on an individual company basis was as follows: Northbridge – 101.8%, Crum & Forster – 99.8%, Fairfax Asia – 92.2%, OdysseyRe – 96.5% and Reinsurance – Other – 99.6%.  Underwriting profit earned by the company’s insurance and reinsurance operations in the first quarter of 2009 improved to $15.1 million from $2.8 million in the first quarter of 2008.

•
Interest and dividend income of $171.1 million in the first quarter of 2009 declined 5.0% from $180.1 million in the first quarter of 2008, but increased 17.2% on a quarter-over-quarter basis from $146.0 million in the fourth quarter of 2008.  The year-over-year decrease was primarily attributable to the significant decline in short term interest rates and a $0.4 billion decrease in the average investment portfolio in the first quarter of 2009 compared to the first quarter of 2008, partially offset by the inclusion of Advent and Polish Re in the first quarter of 2009 and the impact on portfolio yield in 2009 of the purchases in the fourth quarter of 2008 and the first quarter of 2009 of higher yielding municipal and other tax exempt debt securities and corporate bonds using the proceeds of sale of lower yielding government bonds.  Interest income as reported is unadjusted for the positive tax effect on yields of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,362.0 million at March 31, 2009 compared to $191.4 million at March 31, 2008), and as a result interest income after tax increased significantly in the first quarter of 2009 compared to the first quarter of 2008.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains and losses on investments) in the first quarter of 2009 increased 17.4% to $154.6 million from $131.7 million in the first quarter of 2008, principally as a result of the above-described improved underwriting results and interest and dividend income.

•
Net premiums written in the first quarter of 2009 increased 4.9% to $1,116.0 million from $1,063.7 million in the first quarter of 2008, reflecting the inclusion of Advent and Polish Re in the first quarter of 2009 (net premiums written of $173.0 million), partially offset by a decline of $120.7 million, or 11.3%, in net premiums written by the company’s other insurance and reinsurance operations, reflecting the operating companies’ disciplined response to competitive conditions in global insurance and reinsurance markets.

•
The company held $861.6 million of cash, short term investments and marketable securities at the holding company level ($786.4 million net of short sale and derivative obligations) at March 31, 2009, compared to $1,564.2 million at December 31, 2008 ($1,555.0 million net of short sale and derivative obligations). Significant uses of holding company cash during the first quarter included the privatization of Northbridge ($374.0 million), corporate income taxes paid ($162.9 million), the payment of common and preferred share dividends ($142.5 million), the acquisition of Polish Re ($57.0 million), additional investment in Cunningham Lindsey ($49.0 million), and debt repayment ($12.8 million).

•
Holding company debt declined during the first quarter of 2009 by $13.4 million to $1,043.9 million, and subsidiary companies’ debt declined by $4.6 million to $905.6 million.  The company’s total debt to total capital ratio increased to 26.2% at March 31, 2009 from 23.7% at December 31, 2008, primarily as a result of the reduction in shareholders’ equity (resulting from the first quarter net loss, common and preferred share dividends paid, and increased unrealized losses on available for sale securities) and the reduction in non-controlling interests on the privatization of Northbridge.

•
At March 31, 2009, common shareholders’ equity was $4,455.7 million, or $254.95 per basic share, compared to $4,866.3 million, or $278.28 per basic share, at December 31, 2008, a decline of 5.5% adjusted for the $8.00 per share common dividend paid in the first quarter.

Subsequent to March 31, 2009, global equity markets and credit markets have broadly improved, and many of the company’s investments have appreciated in value, some by significant amounts.  As at April 24, 2009, the market value of the company’s investments had appreciated by an amount in excess of $900 million from the market value at March 31, 2009, with the value of equities and equity-related securities having appreciated in excess of $700 million and the value of debt securities having appreciated in excess of $200 million.  This net appreciation in market value, after giving effect to adjustments for income taxes and non-controlling interests, would represent an increase in excess of $30.00 of common shareholders’ equity per basic share.

Fairfax holds a significant investment in equities and equity-related securities, which the company believes will significantly appreciate in value over time.  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

At March 31, 2009, the company owned $5.68 billion notional amount of credit default swaps with an average term to maturity of 3.1 years, an original cost of $116.0 million and a fair value of $246.4 million. During the first quarter of 2009, the company sold $2.90 billion notional amount of credit default swaps for proceeds of $223.0 million and recorded net gains on sale of $46.3 million and net mark-to-market gains of $10.1 million.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps at March 31, 2009.  Note that non-GAAP measures are used in this illustrative summary, as explained below.

	($ millions)
					Excess of Sale
	Notional	Original	Sale		Proceeds Over Original
	Amount	Acquisition Cost	Proceeds		Acquisition Cost

FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
Q1 2009	2,902.6	45.5	223.0		177.5
Cumulative sales since inception	15,497.9	317.0	2,471.0		2,154.0
Remaining credit default swap positions at March 31, 2009	5,679.5	116.0	246.4	(1)	130.4	(2)
Cumulative realized and unrealized from inception	21,177.4	433.0	2,717.4		2,284.4

(1)	Market value at March 31, 2009.
(2)	Unrealized gain (measured using original acquisition cost) at March 31, 2009.

The company has sold $15.50 billion notional amount of credit default swaps since inception with an original acquisition cost of $317.0 million for cash proceeds of $2.47 billion and a cumulative gain (measured using original acquisition cost) of $2.15 billion.  At March 31, 2009, the remaining $5.68 billion notional amount of credit default swaps had a market value of $246.4 million and an original acquisition cost of $116.0 million, representing an unrealized gain (measured using original acquisition cost) of $130.4 million.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Following is a summary of Fairfax’s first quarter financial results:

	THREE MONTHS ENDED MARCH 31 (unaudited - $ millions except per share amounts)
	2009	2008
Total revenue	1,279.4	2,370.5
Earnings (loss) before income taxes and non-controlling interests	(70.5)	1,151.5
Net earnings (loss)	(60.4)	631.8
Net earnings (loss) per share	$(3.55)	$34.72
Net earnings (loss) per diluted share	$(3.55)	$33.78

There were 17.5 million and 18.1 million weighted average shares outstanding during the first quarters of 2009 and 2008 respectively.  At March 31, 2009 there were 17,476,877 shares effectively outstanding.

Combined ratios of the company’s insurance and reinsurance operations in the first quarter were:

	THREE MONTHS ENDED MARCH 31
	2009	2008
Insurance - Canada (Northbridge)	101.8%	96.4%
- U.S. (Crum & Forster)	99.8%	108.3%
- Asia (Fairfax Asia)	92.2%	82.1%
Reinsurance - OdysseyRe	96.5%	98.5%
- Other	99.6%	87.0%

Consolidated	98.7%	99.7%

Fairfax’s detailed first quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, May 1, 2009 to discuss its first quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:       Greg Taylor, Chief Financial Officer, at (416) 367-4941.

                        Media Contact
                        Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946